Exhibit 12

ING USA ANNUITY AND LIFE INSURANCE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		Three Months
		Ended
		March 31,
		2009	2008	2007	2006	2005	2004

	Earnings:
1.	Income (loss) before income taxes
	and cumulative effect of changes
	in accounting principles	$(327.4)	$(1,626.4)	$127.4	$276.6	$224.1	$173.6

	Fixed Charges:
2.	Interest expense	7.3	30.5	32.5	30.3	29.6	5.1
3.	Interest factor on rental expense	1.2	5.1	5.5	6.5	8.0	5.0
4.	Interest credited to contractowners	229.0	1,024.1	1,067.0	980.8	946.5	903.6
5.	Net (undistributed) distributed
	income from equity investees	19.3	90.9	(11.7)	(1.7)	(1.6)	(1.8)
6.	Total fixed charges
	(2 + 3 + 4 + 5)	256.8	1,150.6	1,093.3	1,015.9	982.5	911.9
7.	Total fixed charges
	excluding interest
	credited to contractowners (6 - 4)	27.8	126.5	26.3	35.1	36.0	8.3
8.	Earnings and fixed charges (1 + 6)	(70.6)	(475.8)	1,220.7	1,292.5	1,206.6	1,085.5
9.	Earnings and fixed charges,
	excluding interest credited
	to contractowners (1 + 7)	(299.6)	(1,499.9)	153.7	311.7	260.1	181.9

	Ratios:
10.	Earnings and fixed charges, to total
	fixed charges (8 / 6)	(0.3)	(0.4)	1.1	1.3	1.2	1.2
11.	Earnings and fixed charges,
	excluding interest
	credited to contractowners
	to total fixed charges (9 / 7)	(10.8)	(11.9)	5.8	8.9	7.2	21.9
12.	Deficiency of earnings to fixed
	charges (6 - 8)*	$327.4	$1,626.4	$-	$-	$-	$-

*Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.
NM - Not meaningful.